FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
February 23, 2009
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K
Other Events.
On February 20, 2009, in spite of adverse market conditions and ongoing discussions, the Company received a letter from DC Chemical Co., Ltd., one of the Company’s suppliers of polysilicon, alleging that a subsidiary of the Company had failed to remit advance payments on January 27, 2009 and February 1, 2009 under the terms of its long term supply agreements. While the Company does not believe it has breached the agreements, it intends to continue to engage in discussions with DC Chemical Co., Ltd. to reach an amicable resolution to the matter. The Company believes that even excluding amounts of polysilicon under the long term supply agreements with DC Chemical, the Company has adequate alternative supplies of polysilicon and wafers to meet its requirements.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Dr. Zhengrong Shi
Name:	Dr. Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: February 23, 2009